EXHIBIT 21.1

Subsidiaries

Name	State or Other Jurisdiction of Incorporation
Precision Opinion, Inc.	Nevada
Turning Point Research, Inc.	Nevada
MR2 Life, Inc.	Nevada
Marketing Analysts, LLC, d/b/a MAi Research	South Carolina